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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 a

      [x]   Merger

      [  ]  Liquidation

      [  ]  Abandonment of Registration

     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company

     (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.   Name of fund: William Penn Interest Income Fund:

                        U.S. Government Securities Income Portfolio
                        Quality Income Portfolio
                        New York Tax-Free Income Portfolio
                        Pennsylvania Tax-Free Income Portfolio  (the "Funds")

3.   Securities and Exchange Commission File No.: 811-05177

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

      [x]   Initial Application           [  ]  Amendment


5. Address of Principal Executive Office (include No. & Street, City , State, Zip Code): Penn Square Management Corporation

      2650 Westview Drive
      Wyomissing, PA 19610

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Heidi E. Loeffert
      Federated Administrative Services
      Federated Investors Tower
      1001 Liberty Avenue
      Pittsburgh, PA 15222-3779
      (412) 288-4827

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

      Registrant                    Federated Investors Tower
                                    1001 Liberty Avenue
                                    Pittsburgh, PA 15222-3779
                                    (Notices should be sent to the Agent
                                    for Service at above address)

                                    Federated Investors Funds
                                    5800 Corporate Drive
                                    Pittsburgh, PA 15237-7000

      Federated Shareholder         Federated Investors Tower
      Services Company              1001 Liberty Avenue
      ("Transfer Agent and          Pittsburgh, PA 15222-3779
      Dividend Disbursing Agent")

      Federated Services Company    Federated Investors Tower
      ("Administrator")             1001 Liberty Avenue
                                    Pittsburgh, PA 15222-3779

      Federated Management          Federated Investors Tower
      Investment Company            1001 Liberty Avenue
      ("Adviser")                   Pittsburgh, PA 15222-3779

      State Street Bank and         1776 Heritage Drive
      Trust Company                 North Quincy, MA 02171
      ("Custodian")


     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

      [x]   Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

      [x]   Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Commonwealth of Pennsylvania

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Penn Square Management Corporation (Adviser)
      2650 Westview Drive, Wyomissing,
      Pennsylvania 19610

      Miller, Anderson & Sherrerd LLP (Sub-Adviser)
      One Tower Bridge West
      Conshohocken, Pennsylvania 19428

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Penn Square Management Corporation
      2650 Westview Drive
      Wyomissing, PA 19610



13.  If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [x]   No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]   Yes         [  ]  No

      If Yes, state the date on which the board vote took place:
      March 5, 1997
      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]   Yes         [  ]  No

      If Yes, state the date on which the shareholder vote took place:
      May 29, 1997

      If No, explain:

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [x]   Yes         [  ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            May 30, 1997
      (b)   Were the distributions made on the basis of net assets?

            [x]   Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [x]   Yes         [  ]  No


      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [  ]  No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [x]         Yes         [  ]  No



If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [x]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [x]   No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No


21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [x]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

               (i)  Legal expenses: No expenses were borne by the Fund.

               (ii) Accounting expenses: No expenses were borne by the Fund.

               (iii)Other expenses (list and identify  separately):  No expenses were borne by the Fund.

               (iv) Total expenses (sum of lines (i)-(iii)  above):  No expenses were borne by the Fund.

     (b)  How were those expenses allocated? No expenses were borne by the Fund.

     (c)  Who paid those expenses? No expenses were borne by the Fund.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]        Yes         [x]   No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [x]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [x]   No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26. (a) State the name of the fund surviving the Merger: At the date of the merger Pennsylvania Tax- Free Income Portfolio merged into Federated
     Pennsylvania Municipal Income Fund, a portfolio of Federated Municipal Securities Income Trust.

     At the date of the merger New York Tax-Free Income portfolio merged into Federated New York Municipal Fund, a portfolio of Federated Municipal Securities Income Trust.

     At the date of the merger Quality Income Portfolio merged into Federated Bond Fund, a portfolio of Federated Investment Series Funds, Inc.

     At the date of the merger Money Market Income Portfolio merged into Automated Cash Management Trust, a portfolio of Money Market Obligations Trust.

     At the date of the merger U.S. Government Securities Income Portfolio merged into Federated Fund For U.S. Government Securities, Inc.


(b)  State the  Investment  Company  Act file number of the fund  surviving  the
     Merger:

            Federated Municipal Securities Income Trust: 811-6165
            Federated Investment Series Funds, Inc.: 811-07021
            Money Market Obligations Trust: 811-5950
            Federated Fund For U.S. Government Securities, Inc.: 811-1890


      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            Definitive Proxy filed on Form DEF14A, March 24, 1997 for Pennsylvania Tax-Free Income Portfolio
            Federated Municipal Securities Income Trust
            1933 Act File No. 33-36729
            1940 Act File No. 811-6165

            Definitive Proxy filed on Form DEF14A, March 25, 1997 for New York Tax-Free Income Portfolio
            Federated Municipal Securities Income Trust
            1933 Act File No. 33-36729
            1940 Act File No. 811-6165

            Definitive Proxy filed on Form DEF14A, March 24, 1997 for Quality Income Portfolio
            Federated Investment Series Funds, Inc
            1933 Act File No. 33-48847
            1940 Act File No. 811-07021

            Definitive Proxy filed on Form DEF14A, March 24, 1997 for Money Market Income Portfolio
            Money Market Obligations Trust
            1933 Act File No. 33-31602
            1940 Act File No. 811-5950

            Definitive Proxy filed on Form DEF14A, March 24, 1997 for U.S. Government Securities Income Portfolio
            Federated Fund For U.S. Government Securities, Inc.
            1933 Act File No. 2-33490
            1940 Act File No. 811-1890


      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                     VERIFICATION

     The undersigned stated that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of William Penn Interest Income Fund (ii) he is the Secretary of Federated Municipal Securities Income Trust, Federated Investment Series Funds, Inc., Money Market Obligations Trust and Federated Fund For U.S. Government Securities, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                    /s/ John W. McGonigle
                                    John W. McGonigle
                                    Secretary